October 1, 2019

Via E-mail
Chai Shouping
Chief Financial Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The Peoples Republic of China

       Re:    PetroChina Company Limited
              Form 20-F for the Fiscal Year Ended December 31, 2018 Filed April 29, 2019
              File No. 1-15006

Dear Mr. Shouping:

        We refer you to our comment letter dated September 3, 2019, regarding business contacts with North Korea, Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Wu Enlai, Secretary
       PetroChina Company Limited